SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

Corporate Taxpayers Enrollment n.º 33.700.394/0001 -40

Registry of Commerce Enrollment nº 35300102771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON FEBRUARY 15th, 2006.

ADDRESS AND TIME: Av. Eusébio Matoso, n.º 891, 4th floor, in the city of São Paulo, state of São Paulo, at 2:00pm.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: More than half of the elected members

RESOLUTION UNANIMOUSLY TAKEN BY THOSE PRESENT

1. Analyzed and approved the Balance Sheet related to the year of 2005, as well as the destination of results according to the form proposed by the Board of Officers.

2. The Financial Statements regarding the fiscal year ended in 31st of December of 2005 were also approved, as well as the Management Report provided on this date by the Board of Officers, related to the above mentioned fiscal year, which shall be published jointly with the Independent Auditors’ and the Audit Committee reports, in the form provided by law.

São Paulo, February 15th, 2006.

Pedro Sampaio Malan	Pedro Moreira Salles

Gabriel Jorge Ferreira	Joaquim Francisco de Castro Neto

João Dionísio Filgueira Barreto Amoedo	Israel Vainboim

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 21, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.